Exhibit 21.1

SUBSIDIARIES

Find.com URL Holding, LLC (“URL Holding”) is a Georgia entity formed June 22, 2010. URL Holding was acquired by the Company in June 2010 as a wholly-owned subsidiary. URL Holding is an asset company, owning the Find.com URL.  All ownership rights to the subsidiary are held as a security interest for the Secured Notes, along with a specific security interest of the Find.com URL asset, until the Secured Notes are satisfied.

Find.com, Inc. (“Find.com”) is a Nevada corporation formed February 28, 2013 as a wholly-owned subsidiary of Find.com URL Holding, LLC.  Find.com is an operational unit with licensing rights to the Find.com URL.